Exhibit 99.1

CENTRAL GOLDTRUST

For Immediate Release to

Canada News Wire and

U.S. Disclosure Circuit

TSX SYMBOLS: GTU.UN (Cdn. $) and GTU.U (U.S. $)

NYSE ALTERNEXT US SYMBOL:   GTU (U.S. $)

CENTRAL GOLDTRUST ENTERS INTO UNDERWRITING AGREEMENT

TORONTO, Ontario (January 9, 2009/CNW/) - Central GoldTrust of Ancaster, Ontario announced today that it has entered into an underwriting agreement with CIBC World Markets Inc., as underwriter, under which the underwriter has agreed to buy and sell to the public, in Canada and the United States under the multijurisdictional disclosure system, 975,500 Units of Central GoldTrust.  The Underwriter has been granted the right to increase the size of the offering  (the “Right”) by up to an additional 148,000 Units, exercisable in whole or in part, at any point prior to 4:00pm (EST) on January 9, 2009.  The offering will be made under a prospectus supplement to Central GoldTrust’s US$250,000,000 base shelf prospectus dated December 19, 2008.

The purchase price of U.S.$33.83 per Unit is expected to result in gross proceeds of approximately U.S.$33 million, prior to the exercise of the Right.  Substantially all of the net proceeds of the offering have been committed to purchase gold bullion for settlement at closing, in keeping with the asset allocation provisions outlined in Central GoldTrust’s Declaration of Trust and the related policies established by its Board of Trustees.  The additional capital raised by this underwriting is expected to reduce the annual expense ratio in favour of the Unitholders of Central GoldTrust.

Closing is expected to occur on or about January 14, 2009.

Central GoldTrust has filed a base shelf prospectus and registration statement with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (“SEC”) which will serve as the base for the offering to which this communication relates. Before you invest, you should read the base shelf prospectus and any other documents Central GoldTrust has filed with the securities commissions in each of the provinces and territories of Canada, except Québec, and the SEC for more complete information about Central GoldTrust and this offering.  You may obtain a copy of the base shelf prospectus filed in the United States and any prospectus supplement from CIBC World Markets Corp. 425 Lexington Avenue, 5th Floor, New York, New York, 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com.  You may obtain a copy of the base shelf prospectus in Canada from CIBC World Markets Inc., fax 416-594-7242 or request a copy by telephone at 416-594-7270.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Central GoldTrust’s actual results could differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in Central GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.

Central GoldTrust, founded in April 2003, is a passive, self-governing, single purpose, closed-end trust, which holds approximately 98% of its net assets in unencumbered, long-term holdings of gold bullion, substantially in physical international bars.  Central GoldTrust does not actively speculate with regard to short-term changes in gold prices.  Central GoldTrust’s gold bullion is held unencumbered in allocated, segregated and insured safekeeping in Canada, in the treasury vaults of the Canadian Imperial Bank of Commerce.  The gold bullion is physically audited by Ernst & Young LLP in the presence of Central GoldTrust’s Officers and Trustees as well as bank officials.  Central GoldTrust Units are quoted on the NYSE Alternext US, symbol GTU and the TSX, symbols GTU.UN (Cdn. $) and GTU.U (U.S. $).

For further information, please contact J.C. Stefan Spicer, President and CEO at

Email: info@gold-trust.com Website: www.gold-trust.com Telephone: 905-304-GOLD (4653)